Exhibit 8.2

Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com

September 20, 2007

Union Bankshares Company

66 Main Street

Ellsworth, Maine 04605

Re:     Merger of Union Bankshares Company into Camden National Corporation

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Union Bankshares Company, a Maine corporation (“Union Bankshares”), with and into Camden National Corporation, a Maine corporation (“Camden”). The Merger will be effected pursuant to the Agreement and Plan of Merger dated as of August 13, 2007 by and between Camden and Union Bankshares (the “Merger Agreement”). The Merger and related transactions are described in the Merger Agreement and in the Registration Statement on Form S-4 filed by Camden with the Securities and Exchange Commission (the “Registration Statement”). All capitalized terms used but not defined in this opinion shall have the meanings set forth in the Merger Agreement.

In connection with the opinions expressed below, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement and of such corporate records of Camden and Union Bankshares as we have deemed appropriate. We will also rely, without independent verification, upon the letters of Union Bankshares and Camden to Thacher Proffitt & Wood LLP, dated the Closing Date, containing certain tax representations. We have assumed that the parties will act, and that the Merger will be effected, in accordance with the Merger Agreement, and that the representations to be made by Union Bankshares and Camden in the foregoing letters will be true, correct, and complete at the Effective Time, and as to statements qualified by the best of knowledge of the management of Union Bankshares, will be consistent with the underlying facts as of the Effective Time. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law, the Merger, when consummated in accordance with the terms hereof, will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

New York, NY	Washington, DC	White Plains, NY	Summit, NJ	México City, México

Union Bankshares Company

September 20, 2007

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Merger Agreement. This opinion is given solely for the benefit of Union Bankshares and its shareholders, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference thereto under the heading “Material Federal Income Tax Consequences.”

Very truly yours,